Mail Stop 3561

June 22, 2006

Via Fax and U.S. Mail

Mr. Mick Forde
Associate General Counsel
HSBC Home Equity Loan Corporation I
2700 Sanders Road
Prospect Heights, IL 60070

Re: **HSBC Home Equity Loan Corporation I**
        Amendment No. 2 to Registration Statement on Form S-3
        Filed June 15, 2006
        File No. 333-132348

Dear Mr. Forde:

        We have reviewed your responses to the comments in our letter dated June 8, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. Your response letter dated June 15, 2006 omits our prior comment 2. Please revise the supplements to provide the form of table, showing 30-day buckets, that you intend to provide if delinquent loans are included in the pool.

Prospectus Supplement #1

Realized Losses, page S-8

2. Your disclosure in prospectus supplement #2 indicates that losses not covered by credit enhancement will be allocated pro rata. Your disclosure in prospectus supplement #1 is less clear. If you are under-collateralized, please disclose whether losses will be allocated on a pro rata basis or, alternatively, specify the priority and amount in which certificate holders will be paid.

Base Prospectus

The Depositor, page 6

3. We note the second paragraph of this section. Please confirm that in no event will HSBC Home Equity Loan Corporation I act as depositor for an issuance of certificates under this prospectus. Similarly, please confirm that HSBC Home Equity Loan Corporation II will in no event act as depositor for a note issuance. Alternatively, please provide form of Item 1106 disclosure for each depositor in each prospectus supplement and revise the cover page and summaries accordingly.

Pooling and Servicing Agreement

Section 12.01

4. We note the third sentence of this section. Please eliminate any suggestion that market participants or their counsel may alter Regulation AB. Please revise to confirm that you will comply with the rules and interpretive positions set forth by the Commission and the staff.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3755.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
Stephen Esko (Sidley Austin)
Fax: 212.839.5499